Deutsche Bank reports 2022 profit before tax of € 5.4 billion

Profit before tax rises 55% to € 5.4 billion, the highest for 15 years

  Net revenues grow 6% year on year to € 27.1 billion
  Noninterest expenses reduced by 5% to € 20.4 billion
  Cost/income ratio of 75%, down from 84% in 2021
  Adjusted costs ex-transformation charges and bank levies1 of € 19.0 billion, flat to 2021, down 3% year on year if adjusted for FX movements
  Provision for credit losses of € 1.2 billion, 25 basis points of average loans

Net profit more than doubles year on year to € 5.6 billion, also highest since 2007

  € 1.4 billion tax benefit from a deferred tax asset valuation adjustment driven by strong US performance
  Proposed dividend of € 0.30 per share, up 50% over 2021

Delivery on key financial targets for 2022

  Post-tax return on average tangible shareholders’ equity (RoTE)1 of 9.1% with post-tax return on average shareholders’ equity (RoE)1 of 8.2%
  Core Bank post-tax RoTE1 of 11.1% with RoE1 of 9.8%
  Common Equity Tier 1 (CET1) capital ratio of 13.4%
  Leverage ratio of 4.6%

Core Bank profit before tax rises 31% year on year to € 6.4 billion

  Net revenues rise 6% to € 27.1 billion
  Noninterest expenses down 3% to € 19.5 billion

Capital Release Unit delivers continued de-risking and cost reduction during 2022

  Leverage exposure reduced by 43% year on year to € 22 billion
  Noninterest expenses down 36% to € 922 million

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Fourth-quarter 2022 profit before tax rises to € 471 million, up from a loss before tax of € 66 million in the prior year quarter

  Net profit of € 1.8 billion including tax benefit in the US
  Post-tax RoTE1 of 11.4% with post-tax RoE1 of 10.2%
  Net revenues of € 6.0 billion, up 5% year on year
  Noninterest expenses of € 5.2 billion, down 7% year on year
  Adjusted costs ex-transformation charges and bank levies1 down 2% to € 4.8 billion, down 4% if adjusted for FX movements

“Over the past three and a half years we have successfully transformed Deutsche Bank,” said Christian Sewing, Chief Executive Officer. “By refocusing our business around core strengths we have become significantly more profitable, better balanced and more cost-efficient. In 2022, we demonstrated this by delivering our best results for fifteen years. Thanks to disciplined execution of our strategy, we have been able to support our clients through highly challenging conditions, proving our resilience with strong risk discipline and sound capital management. As a result, we are well-equipped to deliver sustainable growth and returns to shareholders in the years ahead.”

Deutsche Bank (XETRA: DBKGn.DB / NYSE: DB) today announced its highest annual profit, both before and after tax, since 2007.

Profit before tax was € 5.4 billion in 2022, up 55% over 2021. This reflected 6% growth in net revenues with a 5% year-on-year reduction in noninterest expenses, resulting in a cost/income ratio of 75%, down from 84% in 2021.

Net profit was € 5.6 billion in 2022, more than double the prior year. This includes a positive year-end deferred tax asset valuation adjustment of € 1.4 billion, compared to € 274 million in the prior year, which reflected continued strong performance in the bank’s US operations. Excluding the impact of this adjustment, the effective tax rate would have been 24% for 2022.

Post-tax return on average tangible shareholders’ equity (RoTE)1 was 9.1%, up from 4.0% in 2021. Post-tax RoE1 was 8.2%, up from 3.6% in the prior year. Diluted earnings per share were € 2.32, up from € 0.97 in 2021, and management intends to recommend a dividend of € 0.30 per share for 2022, up from € 0.20 per share for 2021, to the 2023 Annual General Meeting.

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In the fourth quarter of 2022, profit before tax was € 471 million, up from a loss before tax of € 66 million in the fourth quarter of 2021, reflecting 5% year-on-year growth in net revenues with a 7% year-on-year reduction in noninterest expenses. The quarter was positively impacted by a gain of approximately € 310 million on the sale of Deutsche Bank Financial Advisors in Italy. Net profit was € 1.8 billion, up from € 214 million in the fourth quarter of 2021, and reflects the aforementioned positive tax impact. Excluding this benefit, the effective tax rate would have been 31% for the quarter. Fourth-quarter post-tax RoTE1 was 11.4%, up from 0.3% in the prior year quarter, and post-tax RoE1 was 10.2%.

Having fulfilled its de-risking and cost reduction mandate from 2019 through end-2022, the Capital Release Unit will cease to be reported as a separate segment with effect from the first quarter of 2023. Its remaining portfolio, resources and employees will be reported within the Corporate & Other (C&O) segment.

“Our 2022 results demonstrate the benefits of Deutsche Bank’s transformation efforts”, said James von Moltke, Chief Financial Officer. “We have delivered revenue growth in our core businesses and continued cost reductions. Our risk provisions are in line with guidance despite challenging conditions during the year. Focused de-risking of our balance sheet has contributed to our solid capital ratio and the completion of the Capital Release Unit journey marks a major milestone in our transformation execution. All of this demonstrates good momentum on the path towards our 2025 objectives.”

Core Bank: profit before tax rises 31% to € 6.4 billion

In the Core Bank, which excludes the Capital Release Unit, profit before tax was € 6.4 billion, up 31% year on year and the highest since the Core Bank’s formation in 2019. Profit growth was driven by 6% growth in net revenues to € 27.1 billion and a reduction in noninterest expenses of 3%, or 5% if adjusted for FX movements, despite an increase in bank levies of approximately € 200 million compared with 2021. Post-tax RoTE1 was 11.1% in 2022, up from 6.6% in 2021, in line with a target of above 9%. The Core Bank’s cost/income ratio improved to 72%, from 79% in 2021.

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Growth and diversification of Core Bank earnings

The contribution of core businesses to Core Bank profit before tax was as follows:

  Corporate Bank: € 2.1 billion, more than double the 2021 level of € 1.0 billion, with post-tax RoTE1 of 12.5% and a cost/income ratio of 62%
  Investment Bank: € 3.5 billion, down 6%, with post-tax RoTE1 of 9.2% and a cost/income ratio of 62%
  Private Bank: € 2.0 billion, up by more than fivefold from € 355 million in 2021, with post-tax RoTE1 of 10.6% and a cost/income ratio of 72%
  Asset Management: € 598 million, down 27% year on year, with post-tax RoTE1 of 17.1% and a cost/income ratio of 70%

In the fourth quarter, Core Bank profit before tax was € 668 million, more than double the level of the fourth quarter of 2021. This development reflects a 5% rise in net revenues and a 4% reduction in noninterest expenses. The Core Bank’s post-tax RoTE1 rose to 13.2%, from 2.6% in the prior year quarter, while the cost/income ratio was 83%, down from 90% in the prior year quarter.

Capital Release Unit: capital accretion through de-risking and cost reduction

The Capital Release Unit delivered further de-risking and cost reduction in 2022. By year-end, leverage exposure was reduced to € 22 billion, down 43% from the end of 2021 and down 91% since the creation of the Capital Release Unit in mid-2019. Risk Weighted Assets (RWA) were € 24 billion, down by 13% year on year and by 63% since the Capital Release Unit’s creation, or down 83% excluding Operational Risk RWA. As at year-end 2022, RWA of € 24 billion included € 19 billion of Operational Risk RWA.

The Capital Release Unit’s loss before tax was € 932 million, a reduction of 32% from a loss before tax of € 1.4 billion in 2021. This improvement was predominantly driven by a 36% year-on-year reduction in noninterest expenses to € 922 million. Adjusted costs ex-transformation charges1 were € 781 million, in line with guidance of approximately € 800 million, for 2022. The Capital Release Unit’s full-year adjusted costs have been reduced by 77%, or approximately € 2.5 billion, from pre-transformation (2018) levels.

In the fourth quarter, the Capital Release Unit reported a loss before tax of € 197 million, down 44% from the prior year quarter. This improvement was largely driven by a 49% year-on-year reduction in noninterest expenses.

The net positive impact of the Capital Release Unit on Deutsche Bank’s CET1 ratio was approximately 45 basis points from the beginning of 2019 to year-end 2022, as the cumulative benefit of RWA reduction exceeded the negative impact of the Capital Release Unit’s losses over this period. The net positive impact of leverage exposure reduction by the Capital Release Unit over the same period also contributed approximately 55 basis points to Deutsche Bank’s leverage ratio.

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Net revenues: significant progress in ‘stable revenue’ businesses in 2022

Net revenues were € 27.1 billion in 2022, up 6% year on year, and € 6.0 billion, up 5%, in the fourth quarter. In both the full year and fourth quarter of 2022, revenues were the highest since 2016, despite business perimeter reductions as part of the bank’s transformation launched in 2019. Revenue development in the core businesses was as follows:

  Corporate Bank net revenues were € 6.3 billion in 2022, up 23% year on year, with 39% growth in net interest income and 7% growth in commission and fee income, driven by higher interest rates, strong operating performance, business growth and favorable FX movements. All business areas contributed to revenue growth, with Corporate Treasury Services up 24%, Institutional Client Services up 22% and Business Banking up 19%. Deposits grew by 7%, or € 18 billion, during the year while average loans gross of allowances were up 7%, or € 9 billion, in 2022. In the fourth quarter, net revenues were € 1.8 billion, the highest for any quarter since the creation of the Corporate Bank in 2019, and up 30% over the fourth quarter of 2021, with Corporate Treasury Services up 26%, Institutional Client Services up 28% and Business Banking up 51%.
  Investment Bank net revenues were € 10.0 billion in 2022, up 4% over 2021. Revenues in Fixed Income & Currencies (FIC) were € 8.9 billion, up 26% year on year and the highest for a decade. Revenues in Rates, Emerging Markets and Foreign Exchange were significantly higher due to heightened market activity, growth in client flows and disciplined risk management, while Financing revenues were higher, primarily driven by increased net interest income. This growth more than offset lower Credit Trading revenues which partly reflected the non-recurrence of a concentrated distressed position in 2021. Origination & Advisory Revenues were € 1.0 billion euros, down 62% year on year, reflecting lower industry fee pools and mark to market losses in Leveraged Debt Capital Markets, while Advisory revenues were essentially flat, outperforming a lower industry fee pool. Deutsche Bank returned to the no 1 ranking in German M&A (source: Dealogic). In the fourth quarter, net revenues were € 1.7 billion, down 12% year on year. FIC revenues grew 27% to € 1.5 billion, the highest fourth quarter for more than ten years. This was more than offset by a 71% year-on-year decline in Origination & Advisory revenues.

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  Private Bank net revenues were € 9.2 billion, up 11% year on year. Revenues were up 6% if adjusted for specific items, predominantly the aforementioned gain on sale in Italy, and the reduced impact of forgone revenues relating to the German Federal Court of Justice (BGH) ruling on pricing agreements in April 2021. Growth was driven by higher interest rates, FX movements and higher business volumes. New business volumes were € 41 billion in 2022 and comprised net inflows into assets under management, including deposits and investment products, of € 30 billion, and net new client loans of € 11 billion. Net revenues in the Private Bank Germany were € 5.3 billion, up 6% year on year, and by 4% if adjusted for the impact of the BGH ruling. Net revenues in the International Private Bank were € 3.8 billion, up 19% year on year, and up 9% if adjusted for the gain on sale in Italy and other specific items which consisted of Sal. Oppenheim workout activities. In the fourth quarter, Private Bank net revenues were € 2.5 billion, up 23% over the fourth quarter of 2021, and up 10% if adjusted for specific items and the BGH ruling impact, while net inflows into assets under management were € 5 billion. Revenues in the Private Bank Germany were € 1.4 billion, up 7%, while revenues in the International Private Bank were € 1.2 billion, up 49% year on year, and up 10% if adjusted for the gain on sale in Italy and other specific items.
  Asset Management net revenues were € 2.6 billion, down 4% year on year. Management fees rose 4%, reflecting higher fees in Alternatives which were partly offset by negative market impacts on revenues from Active and Passive products. Growth in management fees and a positive impact from FX movements were more than offset by a significant year-on-year decline in performance fees, partly reflecting the non-recurrence of a large performance fee on a Multi-Asset fund recorded in the fourth quarter of 2021. Assets under management were € 821 billion at year-end 2022, down 11% from the end of the prior year, predominantly driven by market depreciation; net outflows of € 20 billion were more than offset by a positive FX impact of € 22 billion during the year. In the fourth quarter, net revenues were € 609 million, down 23% year on year, largely driven by significantly lower performance fees, reflecting the aforementioned non-recurrence of a large performance fee. Fourth-quarter assets under management declined by € 12 billion, including net outflows of € 2 billion.

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Continued reductions in noninterest expenses

Noninterest expenses were € 20.4 billion, down 5% year on year. This partly reflected a significant decline in transformation charges as Deutsche Bank completed the transformation initiatives announced in 2019. This more than offset a year-on-year rise in bank levies of 38%, or approximately € 200 million. Adjusted costs ex-transformation charges and bank levies1 were € 19.0 billion, essentially flat compared to the prior year, and down 3% if adjusted for FX movements. A 3% rise in compensation and benefits expenses was offset by lower non-compensation expenses, including lower IT and professional services expenses, reflecting the bank’s continued cost reduction efforts, with reductions in costs from outsourced operations and occupancy-related expenditure.

Within the transformation period, adjusted costs ex-transformation charges and bank levies1 have been reduced by more than € 3 billion compared to € 22.1 billion in 2018. This reflected a reduction of around € 1.0 billion in compensation and benefits due to changes in workforce size and composition; a reduction of around € 0.5 billion in IT spending, despite cumulative expenditure of around € 15 billion during transformation; a reduction of approximately € 0.5 billion in professional services costs; and a reduction of more than € 1.0 billion in other items including building costs, operational tax and insurance expenses, and travel and marketing expenses.

In the fourth quarter, noninterest expenses were € 5.2 billion, down 7% from the fourth quarter of 2021. Noninterest expenses in the quarter included an impairment of intangibles of € 68 million relating to a historic acquisition in Asset Management. Noninterest expenses also reflect settlements and other developments in certain litigation and regulatory enforcement matters, including ongoing regulatory discussions to resolve matters concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues.  Adjusted costs ex-transformation charges and bank levies1 were € 4.8 billion, down 2%, and down 4% if adjusted for FX movements. Compensation and benefits expenses were essentially stable year on year, although lower if adjusted for FX movements, while IT expenses, professional services and other expenses were all lower compared to the prior year quarter.

The workforce was 84,930 full-time equivalents (FTEs) at the end of 2022, up by 374 FTEs during the fourth quarter. This increase predominantly reflects continued internalization of external staff which added 455 FTEs in the quarter.

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Credit provisions remain contained in a more challenging credit environment

Provision for credit losses was € 1.2 billion in 2022, up from € 515 million in 2021. The year-on-year development reflected more challenging macro-economic conditions during most of 2022 against the backdrop of the war in Ukraine, while 2021 benefited from economic recovery following the easing of COVID-19 restrictions. Provisions were 25 basis points of average loans, in line with guidance provided in March 2022. Provision for non-performing loans (Stage 3) was € 1.0 billion, spread across regions and segments. Provision for performing loans (Stage 1 and 2) was € 204 million and was driven by deteriorating macro-economic forecasts through most of the year.

In the fourth quarter, provision for credit losses was € 351 million, up from € 254 million in the prior year quarter, comprising Stage 3 provisions of € 390 million and a net release of Stage 1 and 2 provisions of € 39 million. Provisions in the quarter benefited from the release of an overlay from previous periods and stabilizing macro-economic forecasts towards the end of the quarter. The year-on-year increase was driven by certain individual situations and did not reflect broader trends across the portfolio.

Sustained, significant reduction in Russia Exposure during 2022

Deutsche Bank significantly reduced its Russian credit exposure during 2022. Gross loan exposure was reduced by 42% to € 806 million while net loan exposure was cut by 36% to € 379 million. Additional contingent risk was reduced by 90% to € 154 million. This comprised undrawn commitments of € 78 million, down from € 1.0 billion at the end of 2021 and largely mitigated by contractual drawdown protection and parental guarantees for multinational corporates, and guarantees of € 76 million, down 86% during 2022 after significant roll-offs during the year. Deutsche Bank remains committed to further exposure reductions.

Capital, leverage and liquidity: in line with goals

The CET1 ratio was 13.4% at the end of the fourth quarter of 2022, up from 13.3% at the end of the third quarter. This development reflected the positive capital impact of fourth-quarter earnings, largely offset by regulatory deductions for deferred tax assets, dividends and Additional Tier 1 (AT1) coupons. A small positive impact from FX movements was more than offset by the impact of RWA changes, primarily higher market risk RWA. The CET1 ratio has remained above the bank’s target minimum of 12.5% since the launch of transformation in the second quarter of 2019.

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The Leverage ratio was 4.6% in the fourth quarter, in line with the bank’s target, and up from 4.3% in the third quarter. The quarter-on-quarter development reflected the positive impacts of FX movements, lower leverage exposure driven by seasonally lower trading activity, and the rise in Tier 1 capital driven by fourth-quarter earnings and an AT1 capital issuance in November, partly offset by the aforementioned regulatory deductions.

Liquidity reserves were € 256 billion at the end of the fourth quarter, down slightly from € 262 billion at the end of the third quarter, including High Quality Liquid Assets of € 219 billion. The Liquidity Coverage Ratio was 142%, above the regulatory requirement of 100% and a surplus of € 64 billion.

The Net Stable Funding Ratio was 119%, at the upper end of the bank’s target range of 115-120% and implying a surplus of € 98 billion above required levels.

2025 goals reaffirmed

Deutsche Bank reaffirmed its financial targets and capital objectives for 2025. The bank aims for a post-tax RoTE1 of above 10%, compound annual revenue growth of between 3.5% and 4.5% from 2021, and a cost/income ratio of below 62.5%. The bank further aims for a CET1 ratio of around 13% in 2025, reaffirms its target for a payout ratio of 50% from 2025 onwards and aims for € 8 billion in capital distributions to shareholders in respect of the financial years 2021 through 2025.

Sustainable Finance: cumulative volumes ahead of target

ESG-related financing and investment volumes2 in the fourth quarter were € 18 billion. This brought the cumulative total since January 1, 2020, to € 215 billion for the Deutsche Bank Group ex-DWS, up from € 157 billion at the end of 2021. This exceeds the bank’s year-end 2022 target for a cumulative total of € 200 billion, despite a challenging environment in 2022. Volumes in 2022 included a net negative adjustment due to the new MiFID regulation introduced in August 2022, as certain assets under management were reclassified from the Sustainable Finance Disclosure Reporting (SFDR) methodology.

Total volumes by business, during the fourth quarter and cumulative since January 1, 2020, were as follows:

  Corporate Bank: € 5 billion in sustainable financing, bringing the Corporate Bank’s cumulative total to € 40 billion
  Investment Bank: € 13 billion in sustainable financing and capital market issuance, for a cumulative total of € 128 billion
  Private Bank: volumes of € 1 billion during the quarter. The Private Bank’s cumulative total at year end was € 48 billion, comprising € 10 billion in loans and € 37 billion in ESG investments.

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On March 2, 2023, Deutsche Bank will host its second Sustainability Deep Dive. Christian Sewing, Chief Executive Officer, Jörg Eigendorf, Chief Sustainability Officer and other senior executives will provide updates on the bank’s strategy, progress and outlook.

Group results at a glance

	Three months ended				Twelve months ended
in € m (unless stated otherwise)	Dec 31, 2022	Dec 31, 2021	Absolute Change	Change in %	Dec 31, 2022	Dec 31, 2021	Absolute Change	Change in %
Total net revenues, of which:	6,011	5,752	259	5	27,063	25,538	1,525	6
Corporate Bank (CB)	1,760	1,352	408	30	6,335	5,151	1,185	23
Investment Bank (IB)	1,675	1,913	(238)	(12)	10,016	9,631	385	4
Private Bank (PB)	2,507	2,040	467	23	9,155	8,234	921	11
Asset Management (AM)	609	789	(180)	(23)	2,608	2,708	(100)	(4)
Capital Release Unit (CRU)	(12)	5	(16)	N/M	(28)	26	(54)	N/M
Corporate & Other (C&O)	(529)	(347)	(182)	52	(1,024)	(212)	(812)	N/M
Provision for credit losses	351	254	97	38	1,226	515	710	138
Noninterest expenses	5,189	5,564	(374)	(7)	20,390	21,505	(1,115)	(5)
Profit (loss) before tax	471	(66)	537	N/M	5,447	3,518	1,929	55
Profit (loss)	1,751	214	1,538	N/M	5,554	2,595	2,959	114
Profit (loss) attributable to Deutsche Bank shareholders	1,576	43	1,532	N/M	4,919	2,025	2,895	143

Common Equity Tier 1 capital ratio	13.4%	13.2%	0.1 ppt	N/M	13.4%	13.2%	0.1 ppt	N/M
Leverage ratio (reported/fully loaded)	4.6%	4.9%	(0.3) ppt	N/M	4.6%	4.9%	(0.3) ppt	N/M
N/M – Not meaningful

Prior year segmental information presented in the current structure

Starting with Q1 2022, leverage ratio is presented as reported, as the fully loaded definition has been discontinued due to immaterial differences; comparative information for earlier periods is unchanged and based on DB’s earlier fully loaded definition

1 For a description of this and other non-GAAP financial measures, see ‘Use of non-GAAP financial measures’ on pp 17-25 of the fourth quarter 2022 Financial Data Supplement

2Cumulative ESG volumes include sustainable financing (flow) and investments (stock) in the Corporate Bank, Investment Bank and Private Bank from January 1, 2020 to date, as set forth in Deutsche Bank’s Sustainability Deep Dive of May 20, 2021. Products in scope include capital market issuance (bookrunner share only), sustainable financing and period-end assets under management. Cumulative volumes and targets do not include ESG assets under management within DWS, which are reported separately by DWS.

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The figures in this release are preliminary and unaudited. The Annual Report 2022 and Form 20-F are scheduled to be published on March 17, 2023.

For further information please contact:

Deutsche Bank AG

Media Relations Investor Relations

Christian Streckert +49 800 910-8000

Phone: +49 69 910 38079 db.ir@db.com

Eduard Stipic

Phone: +49 69 910 41864

Charlie Olivier

Phone: +44 207 545 7866

db.media@db.com

Annual Media Conference

Deutsche Bank will today host its Annual Media Conference. Christian Sewing, Chief Executive Officer, and James von Moltke, Chief Financial Officer, will discuss the bank’s fourth-quarter and full-year 2022 financial results and provide an update on the bank’s strategy and outlook. This event can be followed live on the bank's website from 09:30 to 11:30 CET.

Analyst call

An analyst call to discuss fourth quarter and full-year 2022 financial results will take place at 13:00 CET today. The Financial Data Supplement (FDS), presentation and audio webcast for the analyst conference call are available at: www.db.com/quarterly-results

A fixed income investor call will take place tomorrow, February 3, 2023, at 15:00 CET. This conference call will be transmitted via internet: www.db.com/quarterly-results

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About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

Forward-looking statements

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in the light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 11 March 2022 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

Basis of Accounting

The results set forth herein are intended for U.S. investors and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (IASB IFRS).

By contrast, the results that the Group publishes for non-U.S. purposes are prepared in accordance with IFRS as endorsed by the European Union, including application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (the “EU carve-out”). The Group’s IASB IFRS results differ from its EU IFRS results in that IASB IFRS does not permit use of the EU carve-out.

For the three-month period ended December 31, 2022, application of the EU carve-out had a positive impact of € 304 million on profit before taxes and of € 227 million on profit. For the same time period in 2021, the application of the EU carve-out had a positive impact of € 148 million on profit before taxes and of € 102 million on profit. For the full year 2022, application of the EU carve-out had a positive impact of € 147 million on profit before taxes and of € 105 million on profit. For 2021, the application of the EU carve-out had a negative impact of € 128 million on profit before taxes and of € 85 million on profit. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. For the full year 2022, application of the EU carve-out had a positive impact on the CET1 capital ratio of about 3 basis points and a negative impact of about 2 basis point for 2021. In any given period, the net effect of the EU carve-out can be positive or negative, depending on the fair market value changes in the positions being hedged and the hedging instruments.

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Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure

Adjusted profit (loss) before tax, Profit (loss) attributable to Deutsche Bank shareholders, Adjusted profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components

Profit (loss) before tax
Revenues excluding specific items, Revenues on a currency-adjusted basis, Revenues adjusted for forgone revenues due to the BGH ruling	Net revenues

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and bank levies, Adjusted costs excluding transformation charges and bank levies adjusted for FX movements

Noninterest expenses
Net assets (adjusted)	Total assets

Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), Post-tax return on average tangible shareholders’ equity, Adjusted post-tax return on average tangible shareholders’ equity ex-BGH ruling

Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses.

Specific revenue items generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance.

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Revenues and costs on a currency-adjusted basis are calculated by translating prior period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

Adjusted costs are calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS.

Transformation charges are costs included in adjusted costs that are directly related to Deutsche Bank’s transformation as a result of the new strategy announced on July 7, 2019, and certain costs related to incremental or accelerated decisions driven by the changes in our expected operations due to the COVID-19 pandemic. Such charges include the transformation-related impairment of software and real estate, the accelerated software amortisation and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution.

Transformation-related effects are financial impacts resulting from the strategy announced on July 7, 2019. These include transformation charges, goodwill impairments in the second quarter 2019, as well as restructuring and severance expenses from the third quarter 2019 onwards. In addition to the aforementioned pre-tax items, transformation-related effects on a post-tax basis include pro-forma tax effects on the aforementioned items and deferred tax asset valuation adjustments in connection with the transformation of the Group.

ESG Classification

We defined our sustainable financing and investment activities in the “Sustainable Financing framework – Deutsche Bank Group” which is available at investor-relations.db.com. Given the cumulative definition of our target, in cases where validation against the Framework cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters.

In Asset Management DWS introduced its ESG Product Classification Framework (“ESG Framework”) in 2021 taking into account relevant legislation (including Regulation (EU) 2019/2088 – SFDR), market standards and internal developments. The ESG Framework is further described in the Annual report 2021 of DWS under the heading ”Our Product Suite – Key Highlights / ESG Product Classification Framework” which is available at https://group.dws.com/ir/reports-and-events/annual-report/. There is no change in the ESG Framework in the fourth quarter of 2022. DWS will continue to develop and refine its ESG Framework in accordance with evolving regulation and market practice.

We have measured the carbon footprint of our corporate loan portfolio in accordance with the standards laid out in our publication “Towards Net Zero Emissions” (March 2022) available at https://www.db.com/files/documents/Towards-net-zero-emissions.pdf. In doing so we used in part information from third-party sources that we believe to be reliable, but which has not been independently verified by us, and we do not represent that the information is accurate or complete. The inclusion of information contained in this release should not be construed as a characterization regarding the materiality or financial impact of that information.

If emissions have not been publicly disclosed, these emissions may be estimated according to the Partnership for Carbon Accounting Financials (PCAF) standards. For borrowers whose emissions have not been publicly disclosed, we estimate their emissions according to the PCAF emission factor database. Since there is no unified source of carbon emission factors (including sustainability-related database companies, consulting companies, international organizations, and local government agencies), the results of estimations may be inconsistent and uncertain.

We reserve the right to update its measurement techniques and methodologies in the future.

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